Exhibit 99.1

Collective Mining Expands the New Porphyry Discovery at San Antonio by Cutting 172.40 Metres at 1.40 g/t Au, 0.16% Cu, 17 g/t Ag and 68 ppm Mo with the Hole Bottoming in Strong Mineralization

Latest drill results at San Antonio into the Pound target have expanded the footprint of the recently discovered porphyry system and intersected multiple mineralized zones:

•	Hole SAC-18, located two hundred and fifty metres south of previously announced discovery hole SAC-11, was drilled vertically into a mineralized porphyry system and intersected:
•	172.40 metres @ 1.88 g/t gold equivalent (1.40 g/t Au, 0.16% Cu, 17 g/t Ag, 68 ppm Mo) including:
•	28.50 metres @ 3.32 g/t AuEq (2.05 g/t Au, 0.20% Cu, 62 g/t Ag, 12 ppm Mo) and
•	60.75 metres @ 2.27 g/t AuEq (2.05 g/t Au, 0.17% Cu, 4 g/t Ag, 98 ppm Mo)
•	The hole was terminated prematurely while in strong mineralization due to the limitation of the rig with the final 1.60 metres averaging 2.03 g/t AuEq
•	Hole SAC-15 was drilled to the south from the same pad as SAC-18 at a flatter angle and also intersected the same mineralized system returning:
•	154.20 metres @ 1.22 g/t gold equivalent (1.12 g/t Au, 0.03% Cu, 11 g/t Ag) including:
•	58.00 metres @ 2.15 g/t AuEq (1.95 g/t Au, 0.03% Cu, 21 g/t Ag)
•	16.05 metres @ 2.17 g/t AuEq (2.03 g/t Au, 0.08% Cu, 12 g/t Ag)
•	SAC-15 also bottomed in strong mineralization due to the depth capacity limit of the rig with the final 9.90 meters averaging 3.18 g/t AuEq (2.99 g/t Au, 0.11% Cu, 17 g/t Ag).
•	Three porphyry related mineralized phases have now been identified at the Pound target as follows:
•	Phase 1 is a large, three by three-kilometre area covering the entirety of the San Antonio project displaying a phyllic altered, porphyry halo zone, which hosts low grade gold (0.2 g/t Au-0.5 g/t Au), extends from surface to a minimum of 700 metres depth and is open in all directions.
•	Phase 2 is a late-stage, gold and silver rich sheeted veinlet system (CBM Veins) beginning at surface but with more robust grades starting from 300 metres below surface (see Table 3). Phase 2 mineralization is found close to or in contact with the Phase 3 porphyry system.
•	Phase 3 is a gold-copper-silver-molybdenum porphyry system with potassic alteration (secondary biotite). This system commences at approximately 400 metres below surface and displays an unusually high gold to copper ratio of up to 4:1 in grade. Both Phase 2 and Phase 3 mineralized zones are found within the large Phase 1 mineralized porphyry halo (See Table 2).
•	Drill holes SAC-11 (see press release dated May 5, 2025), SAC-15 and SAC-18 have tested approximately 450 metres of north-to-south strike length with the system remaining open in all directions. Due to rig limitations, holes SAC-15, SAC-18 and SAC-20 (assay results pending) were stopped prematurely while still in strong mineralization. A higher capacity rig is now drilling hole SAC-21 and is progressing at a significantly improved rate.
•	Magnetic Vector Inversion ("MVI") modelling of airborne geophysical data is proving to be quite useful at identifying Phase 2 and Phase 3 porphyry mineralization (see Figure 2) and as a result drill hole SAC-21 is currently being directed into an MVI high.

TORONTO, Aug. 25, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that drilling assay results from the San Antonio Project's Pound target ("Pound") have confirmed that the Company has discovered a high-grade porphyry system over a minimum strike length of 450 metres (open), which locates within a gold mineralized halo envelope measuring 3 kilometres x 3 kilometres and is open in all directions.  The San Antonio Project is located between 2 kilometres and 5 kilometres to the east-northeast from the Company's flagship Guayabales Project within the Caldas Department in Colombia.

The Company currently has eleven drill rigs operating as part of its fully funded 70,000-metre drill program for 2025 with three rigs at the San Antonio Project and eight rigs at the Guayabales Project. Drilling at the Guayabales Project is focused on multiple objectives which include defining shallow mineralization at the Apollo system, expanding and identifying new high-grade sub-zones at the Apollo system, expanding the high-grade Ramp Zone ("Ramp") (located at the bottom of Apollo) at depth and along strike and testing new targets across the project. Two deep capacity drill rigs are at Apollo with the first rig now drilling a mother hole to test Ramp after successfully extending an earlier step-out hole for Ramp which failed to reach its intended depth (assays results pending). A second deep capacity rig has recently arrived at site and is expected to begin drilling a second mother hole to test the high-grade Ramp Zone discovery within the next two weeks.

Approximately 10,000 metres of diamond drilling has been completed to date at the San Antonio Project, including 6,500 metres at the Pound target. There are currently two drill holes awaiting assay results with three more holes currently being drilled at the San Antonio Project.

Ari Sussman, Executive Chairman commented: "Having just walked the entire San Antonio Project with the team, I am extremely impressed by the sheer scale of the system and its exciting potential. Although exploration is in its infancy, we are confident that aggressive drilling will prove fruitful as we advance our understanding of the system. It is important to note that the porphyry system discovered at the Pound target is approximately equal distance (3.5 kilometres) to the proposed infrastructure location for a future mine from our Apollo system at the neighbouring Guayabales Project. Equally important factors about the San Antonio Project are that the hydro-power lines run right across the project, the porphyry discovery at Pound is located less than a kilometre from the Pan American highway and there are no communities living on or near the area."

To watch a video of Ari Sussman, Executive Chairman, explain today's results please click on the link here.

Details (see Table 1-3 and Figures 1-5)

Pound Target

Results outlined in this press release have expanded the footprint of the porphyry discovery previously announced in SAC-11 (see press release dated May 5, 2025) southwards by over 450 metres and intersected multiple mineralized zones:

•	SAC-18 was drilled vertically from Pad 5 and intersected a strong zone of late-stage porphyry related sheeted veins before entering an Au-Cu-Ag-Mo rich porphyry system with results as follows:
•	172.40 metres @ 1.88 g/t AuEq (1.40 g/t Au, 0.16% Cu, 17 g/t Ag, 68 ppm Mo) which includes higher density mineralized sub-zones of:
•	28.50 metres @ 3.32 g/t AuEq (2.05 g/t Au, 0.20% Cu, 62 g/t Ag, 12 ppm Mo) and
•	60.75 metres @ 2.27 g/t AuEq (2.05 g/t Au, 0.17% Cu, 4 g/t Ag, 98 ppm Mo)

SAC-18 was terminated early and bottomed in strong porphyry mineralization due to the depth capacity limit of the rig with the final sample averaging 1.60 metres @ 2.03 g/t AuEq (1.91 g/t Au, 0.07% Cu, 6 g/t Ag).

•	SAC-15 was drilled from Pad 5 to the south-southwest and entered a gold rich zone of sheeted veinlet mineralization as follows:
•	154.20 metres @ 1.22 g/t AuEq (1.12 g/t Au, 0.03% Cu, 11 g/t Ag) from 443.10 metres downhole including:
•	58.00 metres @ 2.15 g/t AuEq (1.95 g/t Au, 0.03% Cu, 21 g/t Ag)
•	16.05 metres @ 2.17 g/t AuEq (2.03 g/t Au, 0.08% Cu, 12 g/t Ag)

SAC-15 also bottomed in the contact fault between the gold rich zone and what the Company believes would have been the main porphyry system due to the depth capacity limit of the rig with the final 9.90 metres averaging 3.18 g/t AuEq (2.99 g/t Au, 0.11% Cu, 17 g/t Ag).

•	With holes SAC-15, SAC-18 and SAC-20 (awaiting assay results) bottoming in significant mineralization due to rig capacity limitations, all rigs at San Antonio have been upgraded with three rigs now operating at optimal performance parameters.
•	SAC-16 was a short hole drilled from Pad 5 to the west at a shallow dip angle and is interpreted to have been drilled above the zones of strong mineralization. Still, some sections of late-stage porphyry related gold mineralization were encountered in the hole with results as follows:
•	25.40 metres @ 0.32 g/t AuEq from 14.00 metres downhole
•	11.90 metres @ 2.59 g/t AuEq from 144.00 metres downhole
•	14.55 metres @ 2.09 g/t AuEq from 179.85 metres downhole
•	SAC-12 and SAC-14 were drilled steeply from Pad 6 to the northeast and southeast respectively, and intersected Phase 1 porphyry halo style gold dominant mineralization from shallow depths as follows:
•	642.25 metres @ 0.36 g/t gold equivalent from 23.40 metres downhole (SAC-12) including:
•	25.35 metres @ 0.71 g/t AuEq
•	21.15 metres @ 0.64 g/t gold equivalent from 51.05 metres downhole (SAC-14) and;
•	183.05 metres @ 0.32 g/t gold equivalent from 184.55 metres downhole and;
•	79.95 metres @ 0.32 g/t gold equivalent from 454.75 metres downhole
•	SAC-13 was drilled steeply from Pad 7 to the northeast and also cut Phase 1 shallow gold dominant mineralization associated to the porphyry pyrite halo zone with assay results as follows:
•	8.70 metres @ 2.26 g/t gold equivalent from 33.40 metres downhole
•	124.40 metres @ 0.35 g/t gold equivalent from 84.20 metres downhole
•	211.50 metres @ 0.51 g/t gold equivalent from 329.45 metres downhole
•	Relogging of previous drilling and interpretation of these new results and more extensive surface mapping in the San Antonio Project have resulted in the identification of three mineralized phases which outline a very large porphyry footprint and are summarized below:
•	Phase 1 is a large, three kilometre x three-kilometre area displaying a phyllic altered, porphyry halo zone, which hosts low grade gold (0.2 g/t Au-0.5 g/t Au), extends from surface to a minimum of 700 metres depth and is open in all directions. At surface it envelops and includes the Pound, COP, COP West, Euro and Euro West targets. The Company plans to drill test all of these targets in 2025.
•	Phase 2 is a late-stage, gold and silver rich sheeted veinlet system (CBM Veins) beginning at surface but with more robust grades from 300 metres below surface.
•	Phase 3 is a gold-copper-silver-molybdenum porphyry system with potassic alteration (secondary biotite). This system commences at approximately 400 metres below surface and displays an unusually high gold to copper ratio of up to 4:1 in grade.
•	Phase 2 mineralization locates close to or in contact with the Phase 3 porphyry system. Both Phase 2 and Phase 3 mineralized zones are found within the large Phase 1 mineralized porphyry halo. Examples of Phase 2 and Phase 3 mineralization are provided in assay Table 2 and Table 3.
•	SAC-17 was drilled as an exploratory hole into a greenfield target named Real. The hole failed to intersect any material mineralization and as a result the Real target has been downgraded with no further drilling planned in this area.

Table 1: Assays Results for Drill Holes SAC-12, SAC-13, SAC-14, SAC-15, SAC-16, SAC-17 and SAC-18

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Mo %	AuEq g/t*
SAC-12	23.40	665.65	642.25	0.23	6	0.05	-	0.36
Incl.	172.60	197.95	25.35	0.38	12	0.13	-	0.71
SAC-13	33.40	42.10	8.70	1.60	57	-	-	2.26
and	84.20	208.60	124.40	0.32	3	-	-	0.35
and	329.45	540.95	211.50	0.45	3	0.02	0.001	0.51
Incl.	531.40	540.95	9.55	1.79	2	-	-	1.69
SAC-14	51.05	72.20	21.15	0.27	25	0.03	0.001	0.64
and	184.55	367.60	183.05	0.17	6	0.05	-	0.32
and	454.75	534.70	79.95	0.23	4	0.04	-	0.32
SAC-15	443.10	597.30	154.20	1.12	11	0.03	0.001	1.22
Incl.	443.10	501.10	58.00	1.95	21	0.03	0.001	2.15
& Incl.	581.25	597.30	16.05	2.03	12	0.08	-	2.17
SAC-16	14.00	39.40	25.40	0.25	6	-	-	0.32
and	144.00	155.90	11.90	0.75	126	0.02	0.002	2.59
and	179.85	194.40	14.55	1.22	57	0.04	-	2.09
SAC-17	NSV *Drilled in a different Target (Real)
SAC-18	571.70	744.10	172.40	1.40	17	0.16	0.007	1.88
Incl.	580.35	608.85	28.50	2.05	62	0.20	0.001	3.32
& Incl.	683.35	744.10	60.75	2.05	4	0.17	0.010	2.27

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.93) + (Ag (g/t) x 0.016 x 0.85) + (Cu (%) x 1.71 x 0.90) + (Mo (%) x 6.86 x 0.70) + (Zn (%) x 0.43 x 0.85) + (Pb (%) x 0.38 x 0.85) utilizing metal prices of Au - US$2,000/oz, Ag - US$32/oz, Cu - US$5.0/lb, Mo - US$20/lb, Zn - US$1.25/lb and Pb - US$1.10/lb and recovery rates of 93% for Au, 85% for Ag, 90% for Cu, 70% for Mo, 85% for Zn and 85% for Pb. AuEq (g/t) calculation considers Zn or Pb values when Zn>0.1% or Pb>0.05% for each intercept. Recovery rate assumptions are speculative as limited metallurgical work has been completed to date but is based on other comparable deposits in neighboring South American countries. True widths are unknown, and grades are uncut.

Table 2: Select Section of Assays Results for SAC-18 Highlighting the Mineralization of the Porphyry Zone (Phase 3) Encountered at the End of the Hole (Bottomed in Mineralization)

From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Mo %	AuEq g/t*
717.00	717.85	0.85	0.88	4	0.30	0.011	1.41
717.85	719.10	1.25	0.44	3	0.20	0.021	0.85
719.10	720.90	1.80	0.77	3	0.28	0.005	1.21
720.90	722.10	1.20	1.72	4	0.33	0.007	2.19
722.10	723.25	1.15	1.14	4	0.32	0.004	1.63
723.25	724.50	1.25	0.49	3	0.19	0.014	0.86
724.50	725.75	1.25	0.76	5	0.37	0.009	1.40
725.75	727.00	1.25	0.49	2	0.18	0.005	0.79
727.00	728.00	1.00	0.41	1	0.13	0.004	0.63
728.00	729.00	1.00	0.62	2	0.18	0.004	0.90
729.00	730.15	1.15	0.94	3	0.28	0.005	1.37
730.15	731.40	1.25	0.73	3	0.22	0.014	1.13
731.40	732.75	1.35	0.90	3	0.25	0.009	1.31
732.75	733.80	1.05	0.56	3	0.23	0.012	0.97
733.80	734.80	1.00	0.55	2	0.15	0.045	0.98
734.80	735.65	0.85	0.44	2	0.13	0.010	0.68
735.65	736.70	1.05	0.92	3	0.18	0.008	1.22
736.70	738.70	2.00	0.39	2	0.13	0.006	0.61
738.70	740.00	1.30	0.62	2	0.14	0.005	0.84
740.00	741.30	1.30	0.43	2	0.07	0.003	0.54
741.30	742.50	1.20	0.34	3	0.14	0.005	0.60
742.50	744.10	1.60	1.91	6	0.07	0.013	2.03
Weighted Average		27.10	0.76	3	0.20	0.010	1.10

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.93) + (Ag (g/t) x 0.016 x 0.85) + (Cu (%) x 1.71 x 0.90) + (Mo (%) x 6.86 x 0.70) utilizing metal prices of Au - US$2,000/oz, Ag - US$32/oz, Cu - US$5.0/lb and Mo - US$20/lb and recovery rates of 93% for Au, 85% for Ag, 90% for Cu and 70% for Mo. Recovery rate assumptions are speculative as limited metallurgical work has been completed to date but is based on other comparable deposits in neighboring South American countries. True widths are unknown, and grades are uncut.

Table 3: Select Section of Assays Results for SAC-18 Highlighting the Porphyry Related, Late-Stage Sheeted Gold and Silver Rich Zone Located Above and Contiguous to the Porphyry Mineralization (Phase 2)

From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	Pb %	AuEq g/t*
582.50	583.75	1.25	1.35	17	0.65	-	-	2.51
583.75	584.60	0.85	1.07	9	0.20	-	-	1.43
584.60	585.60	1.00	0.58	2	0.08	-	-	0.68
585.60	586.60	1.00	0.55	2	0.10	-	-	0.69
586.60	587.70	1.10	1.31	9	0.14	-	-	1.56
587.70	589.00	1.30	0.26	1	0.04	-	-	0.32
589.00	589.90	0.90	1.26	4	0.32	-	-	1.71
589.90	590.80	0.90	0.81	2	0.15	-	-	1.00
590.80	591.70	0.90	0.73	2	0.17	-	-	0.97
591.70	592.70	1.00	3.82	91	0.16	0.43	0.28	5.29
592.70	593.70	1.00	1.28	425	0.59	6.23	2.84	11.06
593.70	595.00	1.30	4.86	56	0.12	0.27	0.16	5.62
595.00	596.00	1.00	1.44	28	0.13	-	-	1.92
596.00	597.10	1.10	5.81	400	0.62	4.25	2.86	14.27
597.10	598.25	1.15	4.19	257	0.38	1.26	0.59	8.63
598.25	599.10	0.85	7.57	33	0.11	0.29	0.13	7.82
599.10	600.00	0.90	0.89	10	0.18	-	-	1.26
600.00	601.30	1.30	6.54	13	0.08	-	-	6.39
601.30	602.50	1.20	1.75	170	0.11	-	-	4.12
602.50	603.80	1.30	1.51	12	0.06	-	-	1.66
603.80	605.20	1.40	1.75	27	0.13	0.16	0.06	2.28
Weighted Average		22.70	2.39	75	0.21	0.61	0.33	3.92

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.93) + (Ag (g/t) x 0.016 x 0.85) + (Cu (%) x 1.71 x 0.90) + (Zn (%) x 0.43 x 0.85) + (Pb (%) x 0.38 x 0.85) utilizing metal prices of Au - US$2,000/oz, Ag - US$32/oz, Cu - US$5.0/lb, Zn - US$1.25/lb and Pb - US$1.10/lb and recovery rates of 93% for Au, 85% for Ag, 90% for Cu, 85% for Zn and 85% for Pb. AuEq (g/t) calculation considers Zn or Pb values when Zn>0.1% or Pb>0.05% for each intercept. Recovery rate assumptions are speculative as limited metallurgical work has been completed to date but is based on other comparable deposits in neighboring South American countries. True widths are unknown, and grades are uncut.

290.20m @ 0.84 g/t AuEq from 549.0 m (SAC-11)
(0.58 g/t Au, 3 g/t Ag, 0.17% Cu)
Incl. 40.90m @ 1.02 g/t Au, 4 g/t Ag, 0.30% Cu
& Incl. 31.20m @ 0.76 g/t Au, 5 g/t Ag, 0.27% Cu
(Announced May 5, 2025)
642.25m @ 0.36 g/t AuEq from 23.40m (SAC-12)
172.40m @ 1.88 g/t AuEq from 571.70m (SAC-18)
(1.40 g/t Au, 17 g/t Ag, 0.16% Cu)
Incl. 28.50m @ 3.32 g/t AuEq from 580.35m
& Incl. 60.75m @ 2.27 g/t AuEq from 683.35m
Hole bottomed in mineralization with the final 1.60 m averaging 2.03 g/t AuEq
154.20m @ 1.22 g/t AuEq from 443.10m (SAC-15)
(1.12 g/t Au, 11 g/t Ag, 0.03% Cu)
Incl. 58.00m @ 2.15 g/t AuEq from 443.10m
& Incl. 16.05m @ 2.17 g/t AuEq from 581.25m
Hole bottomed in mineralization with the final 9.90 m averaging 3.18 g/t AuEq
REAL TARGET
POUND TARGET
SAC-17
Pad8
SAC-11
SAC-8
SAC-6
SAC-12
SAC-13
Pad7
Pad6
SAC-14
SAC-10
450 m & Open
SAC-18
SAC-16
Pad5
SAC-15
SAC-21 Underway
SAC-20 Awaiting Assay
Porphyry Diorite
Gold-Copper Porphyry Source
Metagabbro
OPEN
OPEN
OPEN
0
150
Meters
N

Figure 1: Plan View of the San Antonio Project Highlighting the Mineralized Corridor of the Pound Target and Significant Assay Results Announced Today and Previously (CNW Group/Collective Mining Ltd.)

Figure 2: Cross section along SAC-11, SAC-15, SAC-18 and SAC-21 Showing the High MVI Anomaly Correlated with Au-Ag-Cu-Mo Porphyry Mineralization at the Pound Target (CNW Group/Collective Mining Ltd.)

Potassicly Altered Quartz-Chalcopyrite Porphyry Veinlets Intruding Metagabbro Rock

1.39 g/t Au, 0.45% Cu,
8 g/t Ag, 147 ppm Mo

0.94 g/t Au, 0.28% Cu,
3 g/t Ag, 53 ppm Mo

1.14 g/t Au, 0.32% Cu,
4 g/t Ag, 43 ppm Mo

Late-Stage Sheeted Veins Porphyry Related

3.36 g/t Au, 0.07% Cu,
17 g/t Ag

3.82 g/t Au, 0.16% Cu,
91 g/t Ag

Figure 3: Drill Hole SAC-18 Split Core Highlighting the Gold-Copper-Silver-Molybdenum Porphyry Mineralization (Left) and the Late-Stage High-Grade Gold and Silver Sheeted Porphyry Veinlets (Right) Encountered from Drilling at the Pound Target (CNW Group/Collective Mining Ltd.)

SE
NW
X Target
Apollo System
Marmato Mine
(Aris Mining)
Guayabales Project
Trap System
Area for shared
infrastructure near
PanAm Highway?
COP Target
Hydro Power
Franc
Target
Euro Target
COP West
Target
Pad 10
Pad 5
Pad 7
Pound
Target
San Antonio Project
Pad 6
0
0.5
Kilometers

Figure 4: Image of the San Antonio Project and its Targets (foreground) and the Guayabales Project (background) Highlighting the Potential for Shared Future Infrastructure. Note the Hydro Power and the Vastly Unpopulated Landscape (CNW Group/Collective Mining Ltd.)

San Antonio Project
Pound Target
Guayabales Project
2.5 Kilometres
3.5 Kilometres
Trap Target
COP Target
Hydro Power Line
Euro Target
Apollo System
Potential Site for Mine Infrastructure
3.5 Kilometres
Aris Mining's multi-million ounce Marmato gold deposit. In construction targeting 200,000oz/pa beginning late 2026
Panamerican Highway
1.75 Kilometres
Legend
Major Mineralized System
Target
Discussed in this release
0
1000
Meters
N

Figure 5: Plan View of the San Antonio and Guayabales Projects Highlighting the Pound Target at the San Antonio Project (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interest in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it looks to the expand upon the newly discovered porphyry system. The San Antonio Project is located between two kilometres and five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their close proximity to each other.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples from the San Antonio Project have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru; and at Actlabs laboratory facilities in Medellin, Colombia and Toronto, Canada. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

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FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 16:01e 25-AUG-25